SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13D/A
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             Vanguard Airlines, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                    92201B208
                                    ---------
                                 (CUSIP Number)

                             Philip V. Jackmauh, Esq.
                       Four Embarcadero Center, 35th Floor
                             San Francisco, CA 94111
                            Telephone: (415) 434-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 12, 2001
             (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92201B208

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                     Vanguard Acquisition Company
         -----------------------------------------------------------------------
                     I.R.S. Identification No. 94-3388535
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(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) [ ]
            --------------------------------------------------------------------
         (b) [ ]
            --------------------------------------------------------------------
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(3)      SEC Use Only
                     -----------------------------------------------------------
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(4)      Sources of Funds (See Instructions)           WC
                                            ------------------------------------
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
         [ ]
         -----------------------------------------------------------------------
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(6)      Citizenship or Place of Organization   Delaware
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                       (7)  Sole Voting Power            None
Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power          20,500,000(1)
Owned by Each          ---------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power       None
With                   ---------------------------------------------------------
                       (10)  Shared Dispositive Power    20,500,000(1)
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                20,500,000(1)
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(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) [ ]
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(13)     Percent of Class Represented by Amount in Row (11)
                                                           42.2%(2)
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(14)       Type of Reporting Person (See Instructions)        CO
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(1)      Includes (i) 17,500,000 shares of common stock purchased by Vanguard
         Acquisition Company from Vanguard Airlines, Inc. on July 12, 2001 and
         (ii) an aggregate of 3,000,000 shares of Vanguard Airlines, Inc. common stock issuable to Vanguard Acquisition Company upon conversion of Vanguard Acquisition Company's 187,500 shares of Series C Preferred Shares into shares of Vanguard Airlines, Inc. common stock that Vanguard Acquisition Company acquired pursuant to the Series C Purchase Agreement and the Letter Agreement. The Series C Preferred Shares are convertible at any time by Vanguard Acquisition Company into shares of Vanguard Airlines, Inc. common stock.

(2) Calculated based on 45,598,968 shares of Vanguard Airlines, Inc. common stock outstanding as of July 12, 2001.


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



CUSIP No. 92201B208

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                     Airline Investments, Inc.
         -----------------------------------------------------------------------
                     I.R.S. Identification No. 94-3387633
         -----------------------------------------------------------------------
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(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         (a) [ ]
            --------------------------------------------------------------------
         (b) [ ]
            --------------------------------------------------------------------
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(3)      SEC Use Only
                     -----------------------------------------------------------
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(4)      Sources of Funds (See Instructions)           WC
                                            ------------------------------------
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e).
         [ ]
         -----------------------------------------------------------------------
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(6)      Citizenship or Place of Organization   Delaware
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                       (7)  Sole Voting Power            None
Number of Shares       ---------------------------------------------------------
Beneficially           (8)  Shared Voting Power          20,500,000(1)
Owned by Each          ---------------------------------------------------------
Reporting Person       (9)  Sole Dispositive Power       None
With                   ---------------------------------------------------------
                       (10)  Shared Dispositive Power    20,500,000(1)
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                20,500,000(1)
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
                                                           42.2%(2)
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(14)       Type of Reporting Person (See Instructions)        CO
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(1)      Includes (i) 17,500,000 shares of common stock purchased by Vanguard
         Acquisition Company from Vanguard Airlines, Inc. on July 12, 2001 and
         (ii) an aggregate of 3,000,000 shares of Vanguard Airlines, Inc. common stock issuable to Vanguard Acquisition Company upon conversion of Vanguard Acquisition Company's 187,500 shares of Series C Preferred Shares into shares of Vanguard Airlines, Inc. common stock that Vanguard Acquisition Company acquired pursuant to the Series C Purchase Agreement and the Letter Agreement. The Series C Preferred Shares are convertible at any time by Vanguard Acquisition Company into shares of Vanguard Airlines, Inc. common stock.

(2) Calculated based on 45,598,968 shares of Vanguard Airlines, Inc. common stock outstanding as of July 12, 2001.

This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed on July 23, 2001 (as amended and supplemented, the "Schedule 13D") of Airline Investments, Inc., a Delaware corporation ("AII") and Vanguard Acquisition Company, a Delaware corporation ("VAC") and a wholly-owned subsidiary of AII, with respect to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer" or "Vanguard") with its principal executive offices located at 533 Mexico City Avenue, Kansas City, Missouri 64153. All capitalized terms used in this Amendment that are not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

AII and VAC are filing this Amendment to reflect VAC's purchase of 17,500,000 shares of Issuer Common Stock on July 12, 2001, pursuant to the Purchase Agreement, dated as of June 21, 2001 (the "Purchase Agreement"), by and among the Issuer, VAC, the Hambrecht 1980 Revocable Trust, Inc. and the J.F. Shea Co., Inc. as Nominee 1998-19 ("SheaCo"). Pursuant to the Purchase Agreement, Seabury Advisors LLC and Seabury Securities LLC also agreed to purchase Issuer Common Stock.

ITEM 1.  SECURITY AND ISSUER

              Item 1 is hereby amended and supplemented by adding the following paragraph:

              On July 12, 2001, the Issuer issued to VAC 17,500,000 shares of Issuer Common Stock pursuant to the Purchase Agreement. A copy of the Purchase Agreement is attached hereto as Exhibit 6 and is incorporated in its entirety by reference herein.


ITEM 2.  IDENTITY AND BACKGROUND


              No change.


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

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

              Item 3 is hereby amended and supplemented as follows:

              VAC used working capital to purchase the 17,500,000 shares of Issuer Common Stock at $0.20 per share pursuant to the Purchase Agreement.


ITEM 4.  PURPOSE OF TRANSACTION

              Item 4 is hereby amended and supplemented as follows:

              The Reporting Persons acquired the securities to increase their interests in the Issuer and are regularly engaged in the business of investing in commercial airlines. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

              Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corpo-rate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corres-ponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              Item 5 is hereby amended and restated as follows:

              According to the Issuer's 10-Q for the quarter ended March 31, 2001, there were 20,572,737 shares of Issuer Common Stock issued and outstanding as of March 31, 2001. On July 12, 2001, the Issuer issued 25,026,249 additional shares of Issuer Common Stock (25,000,000 issued pursuant to the Purchase Agreement, and 26,249 issued as a result of the cancellation of interest earned on loans made by SheaCo and another lender to the Issuer), thereby increasing the shares of Issuer Common Stock issued and outstanding to 45,598,986 shares.

              (a)-(b) The Reporting Persons may be deemed to be the beneficial owners of 20,500,000 shares of Issuer Common Stock (if VAC converted all of its Series C Preferred Shares into Issuer Common Stock). Those shares of Issuer Common Stock constitute approximately 42.2% of the outstanding shares of Issuer Common Stock based on 45,598,986 shares of Issuer Common Stock issued and outstanding as of July 12, 2001.

              The Reporting Persons may be deemed to have shared power to vote and shared power to dispose of the shares of Issuer Common Stock they own. To the knowledge of the Reporting Persons, no director or executive officer of the Reporting Persons beneficially owns any shares of Issuer Common Stock.

              (c) To the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

              (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer.

              (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Item 6 is hereby amended and restated as follows:

              Other than the Purchase Agreement, the Series C Purchase Agreement, the Letter Agreement and the Certificates of Designation, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

              Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit  Description

         6 Purchase Agreement, dated as of June 21, 2001, by and among Vanguard Airlines, Inc., Vanguard Acquisition Company, Hambrecht 1980 Revocable Trust, Inc. and the J.F. Shea Co., Inc., as nominee 1998-19.

         7 Joint Filing Agreement, dated July 23, 2001, between Vanguard Acquisition Company and Airline Investments, Inc.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



July 23, 2001                          VANGUARD ACQUISITION COMPANY



                                       By:    /s/ Philip V. Jackmauh
                                          --------------------------------------
                                          Name:   Philip V. Jackmauh
                                          Title:  Senior Vice President,
                                                  Deputy General Counsel and
                                                  Assistant Secretary



                                       AIRLINE INVESTMENTS, INC.



                                       By:    /s/ Philip V. Jackmauh
                                          --------------------------------------
                                          Name:   Philip V. Jackmauh
                                          Title:  Senior Vice President,
                                                  Deputy General Counsel and
                                                  Assistant Secretary





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